September 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
Attention: Ms. Megan Miller
100 F Street, N.E.
Washington, D.C. 20549

    Re: Hancock Park Corporate Income, Inc.

Dear Ms. Miller:

    On behalf of Hancock Park Corporate Income, Inc. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on September 15, 2022 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 18, 2022 (the “10-K”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.Comment: The disclosure indicates that the income tax expense related to HPCI-MB, the Company’s wholly owned subsidiary, is included in general and administrative expenses. Going forward please separately break out income tax expense in a separate line item as required by Regulation S-X 6-07(2)(g)(5).

Response: The Company notes to the Staff that in the 10-K it included income tax expense related to realized gains as a separate line item on the Statement of Operations. The Company hereby confirms to the Staff that, in future filings, if HPCI-MB incurs income taxes on net investment income, such income tax expense will be included as a separate line item. The Company notes that to date HPCI-MB has not incurred income taxes on net investment income.

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    Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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